Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2920, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES CLOSES PREVIOUSLY ANNOUNCED BOUGHT DEAL FINANCING OF COMMON SHARES;
2014 RESULTS TO BE RELEASED FEBRUARY 19

MONTREAL, Quebec, Canada, February 11, 2015 - Richmont Mines Inc. (TSX - NYSE MKT: RIC), (“Richmont” or the “Corporation”), announces that it has closed the bought deal financing previously announced on January 20, 2015, and increased on January 21, 2015, and also discloses that fourth quarter and fiscal year 2014 operating and financial results will be released February 19, 2015 before markets open.

The Corporation issued a total of 9.625 million common shares at a price of CAN$4.00 per share, on a bought deal basis, for aggregate gross proceeds of $38,500,000. This included the entire over-allotment option of 1.125 million common shares at a price of CAN$4.00. The bought deal financing was completed through a syndicate of underwriters lead by Macquarie Capital Markets Canada Ltd. and included CIBC World Markets Inc., National Bank Financial Inc., BMO Capital Markets, TD Securities Inc., and PI Financial Corp. (the "Offering"). Richmont received strategic advisory services from Red Cloud Mining Capital Inc.

Richmont plans to apply the entire net proceeds of the financing toward accelerating the transformational development of the higher-grade resource extension at its Island Gold Mine in Ontario currently underway.

Richmont Mines will release fourth quarter and full year 2014 operating and financial results before markets open on Thursday, February 19, 2015. The Corporation will hold a conference call at 10:00 am (EST) to discuss results, accessible by dialing 1 888 241-0394 (North America toll free), or 647 427-3413 (local and International).

A replay of this conference will be available for 30 days, and can be accessed by dialing 1 855 859-2056 (North America toll free) or 404 537-3406 (local and International), and entering conference ID # 82103308.

About Richmont Mines Inc.
Richmont Mines has produced over 1.5 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor and Monique Mines in Quebec. The Corporation is also advancing development of the extension at depth of the Island Gold Mine in Ontario. With over 23 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

RICHMONT MINES CLOSES PREVIOUSLY ANNOUNCED BOUGHT DEAL FINANCING OF COMMON SHARES; 2014 RESULTS TO BE RELEASED FEBRUARY 19
February 11, 2015

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Such forward-looking statements may include without limitation the use of proceeds of the financing.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the strength of the global economy, the Canadian-United States exchange rate, and the timing and receipt of regulatory approval with respect to the Offering. Other risks about the Corporation’s business may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release, and the Corporation undertakes no obligation to publicly update such forward-looking information to reflect new information, subsequent or otherwise, unless required by applicable securities laws.

For more information, please contact:

Investor Relations:

Jennifer Aitken, MBA, Investor Relations Manager
RICHMONT MINES INC.
Phone: 514 397-1410 ext. 101
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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